news release

ArcelorMittal announces financial calendar for 2012

Luxembourg, 16 December 2011 - ArcelorMittal today announces its financial calendar for 2012.

Earnings results announcement

•	7 February 2012 Results for 4th quarter 2011 and 12 months 2011

•	10 May 2012 Results for 1st quarter 2012

•	25 July 2012 Results for 2nd quarter 2012 and 6 months 2012

•	31 October 2012 Results for 3rd quarter 2012 and 9 months 2012

General Meetings of Shareholders

•	8 May 2012 (Luxembourg, Ordinary Meeting of Shareholders)

Institutional investor events

•	18 September 2012 (Investor Day with Group Management Board)

Individual investor event

•	26 September 2012 (Retails shareholder event)